UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                          SGL Carbon Aktiengesellschaft
                                (Name of issuer)

                  Ordinary Shares, nominal value DM 5 per share
                         (Title of class of securities)

                                    784188203
                                 (CUSIP number)

                                   <F1>See Note
             (Date of Event which requires filing of this Statement)

<F1> Previous  filings by the Reporting  Persons  relating to this security were made on Schedule 13D pursuant to Rules 13d-1(a) and 13d-1(b). By filing this Schedule 13G, the Reporting Persons intend to convert to the filing regime governed by Rule 13d-1(c).


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

-------------------                                            -----------------
CUSIP No. 784188203              13G                           Page 2 of 6 Pages
-------------------                                            -----------------



--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Deutsche Bank A.G.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF       5  SOLE VOTING POWER
SHARES             704,3951<F2>
BENEFICIALLY--------------------------------------------------------------------
OWNED BY           SHARED VOTING POWER
EACH            6  1,509,245
REPORTING   --------------------------------------------------------------------
PERSON WITH        SOLE DISPOSITIVE POWER
                7  680,345<F2>
            --------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
                8  2,142,962
--------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,823,307
--------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                       [ ]
--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     13.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     HC, BK, CO
--------------------------------------------------------------------------------

<F2> Includes shares loaned under a securities  lending  program,  some of which may not be recoverable by Deutsche Bank AG within 60 days. See Rule 13d-3(1)(i).

Item 1(a). Name of Issuer:

           SGL Carbon Aktiengesellschaft (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           The  address  of  the  Issuer's   principal   executive  offices  is
Rheingaustrasse 182, Wiesbaden, Germany 65203.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG ("DBAG").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c). Citizenship:

           The citizenship of DBAG is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is ordinary shares, nominal value DM 5 per share (the "Ordinary Shares").

Item 2(e). CUSIP Number:

           The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this  statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act;

        (b) [ ]  Bank as defined in section 3(a)(6) of the Act;

        (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act;

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

        (e) [ ]  An   investment   adviser  in   accordance   with  Rule  13d-1
                 (b)(1)(ii)(E);

        (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.
        [X]

Item 4. Ownership.

        (a)  Amount beneficially owned:

             DBAG owns the amount of the Ordinary Shares as set forth on the applicable cover page.

        (b)  Percent of class:

             DBAG owns the percentage of the Ordinary Shares as set forth on the applicable cover page.

        (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                   DBAG has the sole  power  to vote or  direct  the vote of the
             Ordinary Shares as set forth on the applicable cover page.

             (ii)  shared power to vote or to direct the vote:

                   DBAG has the  shared  power to vote or direct the vote of the
             Ordinary Shares as set forth on the applicable cover page.

             (iii) sole  power  to  dispose  or  to  direct  the disposition of:

                   DBAG has the sole power to dispose or direct the  disposition of the Ordinary Shares as set forth on the applicable cover page.

             (iv)  shared power to dispose or to direct the disposition of:

                   DBAG  has  the   shared   power  to  dispose  or  direct  the
             disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Investment management clients of DBAG have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 1998



                                     DEUTSCHE BANK AG



                                     By: /s/ Dieter Eisele
                                        ----------------------------------------
                                        Name:   Dr. Dieter Eisele
                                        Title:  Group Head of Compliance



                                     By: /s/ Rondal Eric Powell
                                        ----------------------------------------
                                        Name:  Rondal Eric Powell
                                        Title: Vice President